Exhibit 8

Pool Agreement

on the pooling of shares in
CureVac N.V.

between

dievini Hopp BioTech holding GmbH & Co. KG,
Johann-Jakob-Astor-Str. 57, 69190 Walldorf, Germany

- hereinafter referred to as “dievini” -

and

DH-LT-Investments GmbH,
Opelstrasse 28, 68789 St. Leon-Rot

- hereinafter referred to as “DH-LT” -

dievini and DH-LT hereinafter collectively referred to as
“Pool Members” or in each case individually referred to as a “Pool Member

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Table of contents

Preamble		3
1	Subject of the agreement	4
2	Restrictions on disposal	5
3	Voting rights link	7
4	Shareholder resolutions of the Pool-GbR	8
5	Power of attorney for the pool speaker	10
6	Other obligations of the pool members	11
7	Duration of the pool agreement	11
8	Final provisions	12

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Preamble

(A)	Dievini, registered in the Commercial Register of the Local Court of Mannheim under HRA 700792, and DH-LT, registered in the Commercial Register of the Local Court of Mannheim under HRB 732866, are shareholders in CureVac N.V. with its registered office in Amsterdam (NL), registered with the Dutch Chamber of Commerce (Kamer van Koophandel) under KvK No. 77798031, with business address at Friedrich-Miescher-Strasse 15, 72076 Tübingen (hereinafter the “Company”). The share capital of the Company is divided into 180,460,565 registered shares with a nominal value of EUR 0.12 per share. The Company is listed on NASDAQ Global Market (New York, USA).

(B)	In detail, the pool members hold the following total number of shares:

	Shareholder	Number of shares	Participation in % (rounded)	Total participation in % (rounded)
1	dievini	79,071,190	43.82	43.82
2	DH-LT	7,368,500	4.08	4.08

All shares listed in the above overview are subject to this Pooling Agreement.

(C)	The shares of the pool members which are subject to this Agreement therefore together amount to approx. 47.90% of the total share capital of the Company. Accordingly, DH-LT holds approx. 8.52% and dievini approx. 91.48% of the pool capital which is bound to the provisions of this Pool Agreement.

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(D)	As DH-LT directly holds less than 25% of the share capital of the Company, the shares held by DH-LT for inheritance tax purposes currently belong to the administrative assets within the meaning of Sec. 13b (4) no. 2 ErbStG. In order to achieve the preferential treatment for inheritance tax purposes and to avoid the qualification of the shares of DH-LT as administrative assets pursuant to Sec. 13b (4) no. 2 ErbStG, the pool members hereby conclude the agreement required by Sec. 13b (1) no. 3 sent. 2 and Sec. 13b (4) no. 2 sent. 2 ErbStG, according to which, in order to secure their joint influence on the Company, they agree and undertake among themselves, in accordance with the following provisions, to dispose of the shares only uniformly or to transfer them exclusively to other shareholders subject to the same obligation and to exercise voting rights uniformly vis-à-vis shareholders that are not bound.

(E)	The objective of this pool agreement is expressly not to restrict the necessary process of opinion-forming, but rather to shift this necessary opinion-forming process into the circle of the pool members. Accordingly, the pool members agree to treat the talks and discussions held between them within the pool as confidential. Thereby, the pool members shall be enabled to act in unison after completion of the internal opinion-forming process and to exercise their voting rights uniformly.

This being said, the pool members agree on what follows:

1	Subject matter of the Agreement

1.1	The provisions of this Pool Agreement shall apply to all shares in the Company or corresponding interests in its universal successor which a pool member directly holds itself at present or in the future (hereinafter referred to as “pool shares”).

1.2	The provisions of this Agreement shall apply to the shares named in clause 1.1, irrespective of how and for what legal reason they were or will be acquired. This also includes shares acquired by a pool member or its legal successor in particular, but not exclusively,

a)	has acquired or will acquire by way of purchase, exchange or contribution,

b)	from a capital increase from company funds or against contributions,

c)	has acquired or will acquire by way of inheritance or by way of an inter vivos transaction, including mixed transactions, free of charge; this shall apply also in particular, but not exclusively, in the event of a repurchase of the shares due to the exercise of a contractually agreed or statutory right of revocation, rescission, reclaim or other similar right.

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1.3	With regard to the pool shares, the pool members shall form a civil-law partnership without joint ownership and without fractional ownership (hereinafter referred to as “Pool-GbR”). The purpose of the Pool-GbR shall be to pool the interests of the Pool members in order to secure the influence of the Pool members in the Company, in particular by uniform voting of the Pool shares which are subject to this Pool Agreement on all resolutions to be adopted and elections to be held and/or other decisions to be made at the annual general meeting of the Company.

1.4	The pool shares shall remain the property of the pool members and shall continue to belong to them personally. In particular, the Pool Shares shall not become joint assets of the pool partnership and do not establish joint fractional ownership of the Pool Members or an authority of disposal of the Pool GbR.

1.5	Each Pool Member shall immediately notify the other Pool Members of any changes regarding the Pool Shares held by it.

2	Restrictions on Disposal

2.1	The Pool Members undertake among themselves to dispose of the pool shares only uniformly in accordance with the following provisions or to transfer them exclusively to shareholders that are subject to the same obligation.

2.2	This obligation shall apply to all types of disposals and shall also include the disposal (assignment) and encumbrance of the Pool Shares against payment or free of charge.

2.3	Generally, Pool Shares may only be disposed of, if the Pool Members have approved the disposal by resolution with a simple majority of the votes cast prior to its execution. The Pool Member wishing to dispose of the shares has the right to vote on the corresponding resolution of the Pool Members. The consent may be withheld, in particular, if after the disposal, the remaining Pool Members with the Pool Shares held by them will not hold more than 25% of the Company’s share capital.

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2.4	Notwithstanding the foregoing clause 2.3 dispositions to other Pool Members shall not require consent. This shall also apply to disposals to descendants and (current or former) spouses of the Pool Member willing to make such disposals, as well as to disposals to shareholders and/or affiliated companies within the meaning of Section 15 of the German Stock Corporation Act (AktG), if such persons (or companies) will adhere to this Pool Agreement with the Pool Shares concerned.

2.5	In the cases falling under the foregoing clause 2.4 the respective Pool Member willing to dispose is hereby authorized, under release from all restrictions of Section 181 German Civil Code (BGB), to conclude an agreement with the acquirer pursuant to clause 2.4 regarding the latter’s accession to this Pool Agreement on behalf of the other Pool Members. This power of attorney shall also apply in the event that the respective Pool Member willing to dispose will itself withdraw from the Pool Agreement as a result of the disposition and shall also include the representation of all Pool Members in connection with the withdrawal of the Pool Member willing to dispose from the Pool Agreement. The power of attorney may only be revoked for good cause by written declaration to the respective Pool Member.

2.6	The Pool Members undertake among themselves to dispose of the Pool Shares only and only when the respective acquirer has previously acceded to this Pool Agreement with the Pool Shares by written declaration to all Pool Members in compliance with the respective inheritance tax regulations.

2.7	Any further restrictions on disposal, rights of first refusal and rights of first offer under the articles of association of the Company or shareholders’ agreements, in particular the shareholders’ agreement relating to share portfolios between Kreditanstalt für Wiederaufbau, dievini and Mr. Dietmar Hopp (hereinafter the “Federal Agreement”) shall remain unaffected by this Pool Agreement.

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2.8	Should a future interpretation of Section 13b (1) no. 3 sent. 2 ErbStG or Section 13b (4) no. 2 sent. 2 ErbStG (or their successor provisions) impose additional requirements with respect to the term “uniform disposal”, the Pool Members already undertake to comply with all minimum statutory requirements which may be stipulated by Section 13b (1) no. 3 sent. 2 ErbStG and Section 13b (4) no. 2 sent. 2 ErbStG or any future applicable provision. Should the currently applicable provisions of Sec. 13b (1) no. 3 sent. 2 ErbStG or Sec. 13b (4) no. 2 sent. 2 ErbStG (or their successor provisions) be abolished in the future, so that a pool agreement is no longer required to achieve the preferential treatment of the Pool Shares in the Company for inheritance tax purposes or to avoid the qualification of the Pool Shares as administrative assets, the Pool Agreement shall remain unaffected thereby until it is expressly cancelled.

3	Voting Rights Restriction

3.1	The Pool Members undertake among themselves to exercise their rights to make proposals or vote stemming from the Pool Shares only uniformly or to abstain uniformly from voting on all resolutions of the shareholders of the Company and vis-à-vis all shareholders who are not Pool Members in accordance with the following provisions.

3.2	Prior to every resolution of the shareholders of the Company, the Pool Members shall decide on how their rights to make proposals and vote as shareholders in the Company stemming from the Pool Shares shall be exercised with regard to the individual items on the agenda of the respective shareholders’ meeting of the Company.

3.3	All pool members shall be obligated with respect to the Pool Shares to vote on resolutions of the shareholders of the Company in accordance with the resolution adopted by the Pool Members, irrespective of whether and in what sense they have voted in the resolution of the Pool Members and irrespective of whether or not they were present, i.e. appeared or were represented, at the resolution of the Pool Members. If the majority required to cast a “yes” vote was not achieved in the corresponding resolution of the Pool Members, each Pool Member shall be obliged to vote “no” in the respective shareholders’ meeting of the Company with their respective Pool Shares. The aforementioned voting obligation shall not apply to a Pool Member if such Pool Member is excluded from voting in the corresponding vote.

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3.4	Should the future interpretation of section 13b (1) no. 3 sentence 2 ErbStG or section 13b (4) no. 2 sentence 2 ErbStG (or any successor provisions thereof) impose more extensive requirements on the term “uniform exercise of voting rights”, the pool members already undertake to comply with all minimum statutory requirements provided for by section 13b (1) no. 3 sentence 2 ErbStG and section 13b (4) no. 2 sentence 2 ErbStG or any future relevant provision. Should the currently applicable provision of Sec. 13b (1) No. 3 sentence 2 ErbStG or Sec. 13b (4) No. 2 sentence 2 ErbStG (or their successor provisions) be abolished in the future, so that a pooling agreement is no longer required to achieve the preferential treatment of the pool shares in the Company for inheritance tax purposes or to avoid the qualification of the pool shares as administrative assets, the pooling agreement shall remain unaffected by this until it is expressly abolished.

4	Shareholder resolutions of the Pool-GbR

4.1	The Pool Members as shareholders of the Pool GbR shall decide by way of resolution on the matters of the Pool GbR assigned to them by law or by this Pool Agreement.

4.2	Each Pool Member shall have the right to convene shareholders’ meetings of the Pool-GbR. The shareholders’ meeting shall be convened in writing, by fax or by e-mail, stating the place, date, time and agenda of the meeting. The convocation period shall be at least ten days between the dispatch of the convocation and the date of the meeting.

4.3	Resolutions of the Pool-GbR shall be adopted in shareholders’ meetings of the Pool-GbR. Provided that there are no mandatory statutory provisions or provisions of the articles of association or of the partnership agreement to the contrary, resolutions of the pool GbR may also be adopted in writing, by circulation procedure, by letter, fax, e-mail, orally, by telephone, in particular by telephone or videoconference or by broadcast, or by combined procedures, if all pool members participate in the relevant adoption of the resolution. A pool member shall also have participated in the vote if it abstains or is represented. Resolutions passed orally or by telephone must be confirmed in writing (fax or e-mail is sufficient) by a pool member.

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4.4	Resolutions of the pool members are generally adopted by a simple majority of the votes cast. Each pool share grants one vote.

4.5	If all pool members participate in the adoption of resolutions, resolutions may also be adopted if the regulations applicable to the convocation, announcement and holding of shareholders’ meetings of the pool GbR have not been complied with.

4.6	The shareholders’ meeting shall constitute a quorum if at least half of the total existing votes are present. If the quorum referred to in the foregoing sentence is not present, a second shareholders’ meeting with the same agenda shall be convened within one week, again observing the convocation period and form pursuant to Clause 4.2. If a shareholders’ meeting deals with items which are also on the agenda of the shareholders’ meeting of the company, the second shareholders’ meeting shall be convened, irrespective of the notice period and form of convocation pursuant to Clause 4.2 no later than the day before the shareholders’ meeting of the Company. This shareholders’ meeting shall then constitute a quorum irrespective of the votes present. This legal consequence shall be pointed out in the second invitation.

4.7	Each pool member may be represented at the shareholders’ meeting by members of its corporate bodies or its own employees, another pool member, a lawyer, auditor or tax advisor. The right to attend in person shall remain unaffected thereby. The power of attorney must be issued in writing (fax is sufficient).

4.8	For resolutions of the pool members concerning the uniform exercise of voting rights from the pool shares, the voting bans applicable to the Company under the articles of association and applicable laws as well as those provided for in shareholders’ agreements, in particular the Federal Agreement, shall be observed accordingly, even if a pool spokesperson pursuant to Clause 4.9 exercises the voting right of the Pool-GbR. Any qualified majorities required for the adoption of resolutions at the level of the Company under the articles of association, shareholders’ agreements, in particular the Federal Agreement, or by applicable law shall also be observed for the adoption of resolutions by the pool members.

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4.9	The pool members shall elect a pool spokesperson (hereinafter referred to as the “pool spokesperson”) who shall, in particular, convene the shareholders’ meetings, chair them, determine the voting procedure, prepare and announce resolutions and represent the Pool-GbR in accordance with the provisions of this Agreement vis-à-vis third parties, in particular at the shareholders’ meeting of the Company. A new pool spokesperson shall be elected every two years. The Pool Members hereby appoint dievini, represented by its general partner, dievini Verwaltungs GmbH, registered in the Commercial Register of the Local Court of Mannheim under HRB 701940, which is represented by its managing directors in the required number for representation as the first Pool Spokesperson.

4.10	For purposes of proof, but not as a requirement for effectiveness, minutes of the results of all resolutions of the Pool Members shall be prepared in German, signed by the Pool Spokesperson as keeper of the minutes and included in the business records of the Pool-GbR. The pool spokesperson shall immediately notify the results of the resolutions to all Pool Members.

4.11	Objections to the validity of resolutions may only be asserted by way of legal action within one month of dispatch of the minutes of the resolution. After expiry of this deadline, any deficiency of the resolution of the Pool-GbR shall be deemed to have been remedied.

5	Power of attorney for the pool speaker

5.1	All pool members hereby grant the respective acting Pool Spokesperson power of attorney with release from all restrictions of Section 181 of the German Civil Code (BGB) to exercise their voting rights from their Pool Shares at the shareholders’ meetings of the Company and to represent them at such shareholders’ meetings. The proxy holder shall cast the votes in accordance with the resolution on the uniform exercise of voting rights at shareholders’ meetings of the Company; in this respect, the proxy holder shall not be obliged to follow instructions from the principal that deviate from such resolution. The pool members are obliged to repeat the power of attorney in writing after each election of a pool spokesperson; each new pool member is obliged to issue a corresponding written power of attorney without undue delay.

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5.2	The power of attorney does not affect the right of the principal to participate and vote himself in the shareholders’ meeting of the Company. The participation of the principal or the revocation of the power of attorney does not affect the obligation to vote uniformly.

6	Further obligations of the Pool Members

The Pool Members undertake to act in every respect in accordance with the contents of the Federal Agreement, which are known to them, and not to perform any act or refrain from performing any act which jeopardizes, complicates or renders unenforceable this Agreement, its purposes and its contents. In particular, the Pool Members shall take these obligations into account when convening, announcing and holding shareholders’ meetings and when adopting resolutions of the Pool-GbR.

7	Term of the Pool Agreement

7.1	This Pool Agreement and thus the participation in the Pool-GbR shall become effective as of the date of signing. The Pool Agreement is concluded for an indefinite term.

7.2	The Pool Agreement may be terminated with ten (10) days’ notice to the end of each month, however, for the first time with effect as of January 31, 2022.

7.3	The aforementioned right of a termination without cause shall remain unaffected, even if, with regard to the Pool Shares of one or more Pool Members, prior to the notice of termination an event triggering inheritance or gift tax has occurred in connection with which the benefit available under the relevant inheritance tax provisions (currently under Sections 13a, 13b, 19a of the German Inheritance Tax Act (ErbStG) or a comparable successor provision) has been claimed and the benefit could fall away as a result of the termination.

7.4	In addition, the Pool Agreement may be terminated (without notice) for good cause.

7.5	Notice of termination must be given in writing and addressed to all other pool members.

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7.6	The terminating Pool Member shall cease to be a party to the Pool Agreement at the time the termination becomes effective and the Pool Agreement shall be continued with the remaining Pool Members. To the extent legally permissible, the termination may also be limited to individual Pool Shares, with the consequence that, upon the termination becoming effective, the Pool Shares affected by the termination shall be withdrawn from this Pool Agreement and thus from the Pool-GbR and the remaining Pool Shares held by the terminating Pool Member shall remain bound by this Pool Agreement and thus to the Pool-GbR without any change or interruption.

7.7	If insolvency proceedings are opened against the assets of a Pool Member or if the opening of such proceedings is rejected for lack of assets, the remaining Pool Members may resolve to exclude the Pool Member from the Pool Agreement, which then shall be continued with the remaining Pool Members. The Pool Member affected by the insolvency shall have no voting rights in this respect. The rights of the affected Pool Member shall be suspended; the obligations under this Pool Agreement shall remain in effect.

7.8	A Pool Member shall withdraw from the Pool Agreement if he is no longer a shareholder of the Company. In this case the Pool Agreement is continued with the remaining Pool Members and, if applicable, the successor of the Pool Member who has withdrawn.

7.9	The termination by Pool Members or a cancellation of this Pool Agreement shall not trigger any payment obligations between the Pool Members or between them and the Pool-GbR. This shall apply in particular, but not exclusively, in the event of a discontinuation of the tax credit or any other corresponding benefit due to the termination or cancellation.

8	Final provisions

8.1	There exist no ancillary or side agreements between the Pool Members regarding the subject matter of this Agreement. Any previous agreements between the Pool Members regarding the subject matter of this Agreement shall be cancelled upon this Agreement becoming effective.

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8.2	The Pool Members agree that this Pool Agreement shall always be interpreted in such a way that - as far as possible - it meets the requirements of Section 13b (1) no. 3 sent. 2 ErbStG and Section 13 (4) no. 2 sent. 2 ErbStG in their respective valid versions (or their successor provisions). If necessary, the Pool Members shall adapt this Agreement to the latest statutory requirements of the Inheritance and Gift Tax Act with regard to Pool Agreements within the meaning of Section 13b ErbStG.

8.3	If any provision of this Agreement is or becomes void, invalid or unenforceable, this shall not affect the validity and enforceability of the remaining provisions of this Agreement. The void, invalid or unenforceable provision shall, to the extent permitted by law, be deemed to be replaced by such valid and enforceable provision as comes closest to the economic purpose pursued by the void, invalid or unenforceable provision. The same shall apply to the filling of gaps in this Agreement.

8.4	The Pool Members confirm that, even in the event of nullity, invalidity or unenforceability, they nevertheless want the economic result of this Pool Agreement to occur and continue (Section 41 AO).

8.5	Amendments, supplements and the cancellation of this Agreement shall be made in writing, unless a stricter form is required by law. The requirement of the written form can only be waived by written agreement.

8.6	Except as otherwise provided in this Agreement, all costs, expenses and fees, charges and taxes incurred by a Pool Member in connection with the preparation, negotiation, signing and execution of this Agreement and the transactions contemplated hereby, including all consulting fees, shall be borne by such Pool Member.

8.7	This Agreement shall be governed exclusively by the laws of the Federal Republic of Germany.

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St. Leon, the September 24, 2021

dievini Hopp BioTech holding GmbH & Co. KG

By:	/s/ Christof Hettich
Name:	Christof Hettich
Title:	managing director

dievini Hopp BioTech holding GmbH & Co. KG

By:	/s/ Friedrich von Bohlen und Halbach
Name:	Friedrich von Bohlen und Halbach
Title:	managing director

St. Leon, the September 24, 2021

DH-LT-Investments GmbH

By:	/s/ Dietmar Hopp
Name:	Dietmar Hopp
Title:	managing director

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